No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 23(c)(3)

OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING

AN EXEMPTION FROM SECTION 23(c) OF THE ACT

KCAP FINANCIAL, INC.

295 Madison Avenue, 6th Floor

New York, New York 10017

(212) 455-8300

All Communications, Notices and Orders to:

Dayl W. Pearson
President and Chief Executive Officer
KCAP Financial, Inc.

295 Madison Avenue, 6th Floor
New York, New York 10017

(212) 455-8300

Copies to:

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

(202) 383-0100

September 22, 2014

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: KCAP FINANCIAL, INC. 295 Madison Avenue, 6th Floor New York, New York 10017 (212) 455-8300 File No. 812- Investment Company Act of 1940, as amended	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 23(c)(3) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 23(c) OF THE ACT

I. Background

In this application (the “Application”), KCAP Financial, Inc. (the “Applicant”) hereby applies for and requests an amendment to the order (the “Prior Order”)1 issued to the Applicant permitting, among other things, the issuance of Restricted Shares (as defined below) of the Applicant’s Common Stock (as defined below) to the Applicant’s executive officers and employees pursuant to its Amended and Restated 2006 Equity Incentive Plan, as Amended and Restated Effective June 20, 2014 (the “Incentive Plan”).2

1 See Investment Company Act Release Nos. IC-28168 (February 25, 2008) (notice) and IC-28199 (March 24, 2008) (order). Please note that the Applicant changed its corporate name from Kohlberg Capital Corporation to KCAP Financial, Inc. effective July 11, 2012. Because the Prior Order was issued in 2008, it references the Applicant’s prior corporate name.

2 For purposes of this Application, the term “Restricted Shares” refers to shares of the Company’s common stock, par value $0.01 (the “Common Stock”), issued pursuant to the Incentive Plan that, at the time of issuance, are subject to certain forfeiture restrictions and, thus, are restricted as to their transferability until such forfeiture restrictions lapse.

The Applicant seeks an amendment to the Prior Order pursuant to Section 23(c)(3) of the 1940 Act to exempt the Applicant from Section 23(c) of the 1940 Act to allow it to engage in certain transactions in connection with the Incentive Plan that may constitute “purchases” by the Company of its own securities within the meaning of Section 23(c) of the 1940 Act.

Specifically, the Applicant requests an exemption from Section 23(c) of the 1940 Act to permit the Company to withhold shares of Common Stock or purchase shares of the Common Stock from the Applicant’s executive officers and employees to satisfy tax withholding obligations related to the vesting of Restricted Shares or the exercise of stock options to purchase shares of Common Stock or Restricted Stock that were or will be granted pursuant to the Incentive Plan.

In addition, the Applicant requests an exemption from Section 23(c) of the 1940 Act to permit the participants in the Incentive Plan to pay the exercise price of options to purchase shares of Common Stock and options to purchase Restricted Shares that were or will be granted to them pursuant to the Incentive Plan (i) with shares of the Common Stock already held by them, or (ii) pursuant to a net share settlement feature that allows the Company to deliver only gain shares (i.e., shares of its Common Stock with a fair market value equal to the option spread upon exercise) directly to the optionee without the need for the optionee to sell shares of the Common Stock on the open market or borrow cash from third parties in order to exercise his or her options.

The Applicant asserts that such “purchases” will be made in a manner that does not unfairly discriminate against any other holders of the shares of the Common Stock and that the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the SEC permitting comparable arrangements.3

3 See Harris & Harris Group, Inc., Investment Company Act Release 30027 (April 2012) (granting relief from Section 23(c) of the 1940 Act to permit the company to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted stock or the exercise of options to purchase shares of its common stock, and permit participants to pay the exercise price of options with shares of the company’s common stock; Hercules Technology Growth Capital, Inc., Investment Company Act Release No. 29303 (June 2010) (granting relief from Section 23(c) of the 1940 Act to permit the company to withhold shares of the company’s common stock or purchase shares of the company’s common stock from the participants to satisfy tax withholding obligations related to the vesting of restricted stock or the exercise of stock options to purchase shares of the company’s common stock); MCG Capital Corporation, Investment Company Act Release 29210 (April 2010) (granting relief from Section 23(c) of the 1940 Act to permit the company to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted stock); Main Street Capital Corporation, Investment Company Act Release No. 28768 (June 16, 2009) (granting relief from Section 23(c) of the 1940 Act in connection with the withholding of shares of the company’s common stock or the purchase of shares of the company’s common stock from the applicants’ executive officers and employees to satisfy tax withholding obligations related to the vesting of restricted shares and option exercises, and the payment of option exercises with shares of common stock); see also Triangle Capital Corporation, Investment Company Act Release Nos. 28692 (April 13, 2009) (notice) and 28718 (May 5, 2009) (order) (granting relief from Section 23(c) of the 1940 Act in connection with withholding or purchasing shares of common stock from participants to satisfy tax withholding obligations related to vesting restricted stock and option exercises, and the payment of an option exercise price with shares of common stock); Adams Express Company, et. al., Investment Company Act Release No. 26780 (March 8, 2005) (granting relief from Section 23(c) of the 1940 Act in connection with “the payment of stock option exercise price with previously acquired stock of the applicants or with shares withheld by the applicants”); In the Matter of XSource, Inc., Investment Company Act Release Nos. 24596 (August 11, 2000) and 24634 (September 6, 2000) (granting relief from Section 23(c) of the 1940 Act to permit the company to “purchase shares of its common stock from Participants in the Plan in connection with the exercise of an Option”); Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) (granting relief from Section 23(c) of the 1940 Act in connection with “the payment of a stock option exercise price with previously acquired . . . stock or with the use of a cashless exercise”); Bando McGlocklin Capital Corporation, Investment Company Act Release Nos. 17837 (November 1, 1990) and 17879 (November 27, 1990) (granting relief from Section 23(c) of the 1940 Act in connection with the “payment for stock options with previously acquired shares of applicant’s Common Stock”); and Association of Publicly Traded Investment Funds, Investment Company Act Release Nos. 14541 (May 28, 1985) and 14594 (June 21, 1985) (granting relief from Section 23(c) of the 1940 Act so that “employee[s] may pay for the stock to be received upon the exercise of an option with stock of the Fund”).

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The Applicant will continue to comply with all of the terms and conditions of the Prior Order. The Applicant is not seeking any exemptive relief from Section 16 of the Securities Exchange Act of 1934, as amended.

II. Facts

A. The Applicant

The Applicant is regulated as a business development company (“BDC”) under the 1940 Act. Additional information regarding the Applicant is provided in the application submitted in connection with the Prior Order.

B. Incentive Plan

The Incentive Plan, a copy of which is attached to this Application as Exhibit A, authorizes the Applicant, among other things, to grant to its executive officers and employees in accordance with the terms and conditions of the Prior Order (i) Restricted Shares, (ii) options to acquire Common Stock in accordance with Section 61(a)(3)(B) of the 1940 Act, and (iii) options to acquire Restricted Shares in accordance with Section 61(a)(3)(B) of the 1940 Act and the Prior Order (collectively, such grants are referred to herein as “Awards”). With the broad authority to administer the Incentive Plan explicitly granted to the Applicant’s Board of Directors (the “Board”), and in particular, the authority “to determine the terms and conditions of each Award”, as well as certain more specific provisions of the Incentive Plan,4 the Board is permitted to allow the Applicant to withhold shares of Common Stock or purchase shares of Common stock from the Applicant’s executive officers and employees to satisfy tax withholding obligations related to the vesting of Restricted Shares, or the exercise of options to acquire Common Stock or Restricted Shares granted pursuant to the Incentive Plan.

4 Section 2 of the Incentive Plan provides that “[t]he Board shall have discretionary authority . . . to determine the terms and conditions of each Award.” In addition, Section 6(d)(3) of the Incentive Plan provides that “[i]f permitted by the Board and to the extent permitted under the 1940 Act, either at the time of the grant of the option or in connection with exercise, the participant may elect, at such time and in such manner as the Board may prescribe, to satisfy such withholding obligations by (i) delivering to the Company Shares owned by such individual having a fair market value equal to such withholding obligation, or (ii) requesting that the Company withhold from the Shares to be delivered upon the exercise a number of Shares having a fair market value equal to such withholding obligation.”

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In addition, the Incentive Plan provides the Board with discretion to permit the Applicant’s executive officers and employees to pay the exercise price of options to purchase shares of the Common Stock or Restricted Shares granted to them pursuant to the Incentive Plan (i) with shares of the Common Stock already held by them or (ii) pursuant to a net share settlement feature that allows the Applicant to deliver only gain shares (i.e., shares of its Common Stock with a fair market value equal to the option spread upon exercise) directly to the optionee.

Shares withheld from an Award either to satisfy tax withholding requirements or the payment for the delivery of shares of Common Stock or Restricted Shares upon the exercise of options will be returned to the plan reserve as set forth in the Incentive Plan.5

Subsequent to the issuance of the Prior Order by the Securities and Exchange Commission (the “SEC”), the Company’s stockholders approved the Incentive Plan at the Company’s 2008 Annual Meeting of Stockholders held on June 13, 2008. The Incentive Plan, as Amended and Restated Effective June 20, 2014, was approved by the Board on June 20, 2014.6 As of August 31, 2014, there were 620,248 Restricted Shares and options to purchase 50,000 shares of Common Stock outstanding under the Incentive Plan.

C. Tax Consequences of Restricted Share Awards

Generally, a grant under the Incentive Plan of Restricted Shares will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. Instead, the value of the Restricted Shares will generally be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse. Such value will be the fair market value of the Common Stock on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Internal Revenue Code to treat the fair market value of the shares on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. In accordance with applicable regulations of the Internal Revenue Service (the “IRS”), the Company requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election. If the Company withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

D. Tax Consequences of Stock Option Award

There are two types of stock options, classified by their tax status: Non-Qualified Stock Options (“NQSOs”) and Incentive Stock Options (“ISOs”).

5 Section 4(a) of the Incentive Plan provides that “if any Share Award is repurchased by the [Applicant], the number of Shares as to which such Award was not exercised shall be available for future grants.”

6 Such amendments to the Amended and Restated 2006 Equity Incentive Plan approved by the Board were non-substantive updates to the Incentive Plan that did not require stockholder approval.

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Non-Qualified Stock Options

NQSOs granted under the Incentive Plan will not be taxable to a recipient at the time of grant. Upon the exercise of a NQSO, the amount by which the fair market value of the Common Stock received, determined as of the date of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the option in the year of exercise. In accordance with applicable regulations of the IRS, the Company requires the optionee to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time of the exercise of the option. If the Company withholds shares to satisfy this withholding tax obligation, instead of cash, the optionee nonetheless will be required to include in income the fair market value of the shares withheld. When the optionee sells the shares of the Common Stock received upon exercise of the NQSO, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).

Incentive Stock Options

A recipient of an ISO under the Incentive Plan will not generally recognize any taxable income for U.S. federal income tax purposes upon receipt of an ISO or, generally, at the time of exercise of an ISO, except possibly under the alternative minimum income tax rules. If the recipient exercises an ISO and does not dispose of the shares received in a subsequent “disqualifying disposition” (generally, a sale, gift or other transfer within two years after the date of grant of the ISO or within one year after the shares are transferred to the recipient of the option), the recipient receives long-term capital gains treatment on the difference between the price for which the recipient of the ISO sells the shares of the Common Stock and his or her tax basis in the shares (generally, the amount paid upon exercise of such options). In the event of a disqualifying disposition, the difference between the fair market value of the Common Stock received on the date of exercise and the exercise price will generally be treated as ordinary income in the year of disposition. In accordance with applicable regulations of the IRS, the Company requires the optionee to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income, if applicable.

III. Legal Analysis

A. Section 23(c)

Section 23(c) of the 1940 Act, which is made applicable to BDCs by Section 63 of the 1940 Act, generally prohibits BDCs from purchasing any securities of which they are the issuer except in the open market, pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No SEC rule addresses “purchases” by BDCs in the circumstances described in this Application. Thus, to the extent that the transactions between the Applicant and the Applicant’s executive officers and employees described in this Application with respect to the Incentive Plan constitute “purchases” by the Company of its own securities, Section 23(c) of the 1940 Act would prohibit these transactions.

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B. Standard for Exemptive Relief

 Section 23(c)(3) of the 1940 permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between the Applicant and the Applicant’s executive officers and employees described in this Application with respect to the Incentive Plan may entail “purchases” by the Company of its own securities within the meaning of Section 23(c) of the 1940 Act. However, the Applicant submits that any such purchases will be made in a manner that does not unfairly discriminate against the Company’s other stockholders.

In that regard, all such purchases will be at the closing sales price of the Common Stock on the NASDAQ Global Select Market, the principal exchange on which the Common Stock is currently traded (i.e., the public market price on the date of vesting of the Restricted Shares, the date of exercise of NQSOs, and the date of a disqualifying disposition (as described below) with respect to ISOs). Because all of the transactions between the Applicant and the Applicant’s executive officers and employees described in this Application with respect to the Incentive Plan will take place at the public market price for the Common Stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a transaction on the NASDAQ Global Select Market. Moreover, these transactions may be made only as permitted in the discretion of the Board, which is composed of at least a majority of “non-interested” persons within the meaning of Section 2(a)(19) of the 1940 Act. These transactions permit the Applicant to deliver only gain shares or shares net of tax withholding to the Award recipients, thereby reducing the number of shares issued in connection with Awards granted under the Incentive Plan. The resulting reduction in dilution using these transactions should benefit all of the Applicant’s stockholders. Finally, without the relief sought hereby, the Applicant’s executives and employees may be forced to sell in the open market a portion of the non-cash awards that vest or are delivered under the Incentive Plan to satisfy their tax withholding obligations. A large influx of Applicant shares into the open market over a short period of time would not be beneficial to the Applicant’s stockholders.

C. Precedent

The SEC has previously granted exemptive relief from Section 23(c) of the 1940 Act to closed-end investment companies in substantially similar circumstances.7 In particular, in 1998, the SEC issued an order granting Baker, Fentress & Company and Levin Management Co., Inc. (collectively, “Baker Fentress”) exemptive relief from Section 23(c) of 1940 Act in connection “the payment of a stock option exercise price with previously acquired . . . stock or with the use of a cashless exercise.”8 Baker Fentress sought such relief for stock options to be issued pursuant to an equity compensation plan that provided that:

7 See Footnote No. 3 above.

8 Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998).

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The Committee will determine the time or times at which or the circumstances under which a stock option may be exercised in whole or in part, the methods by which such exercise price may be paid or deemed paid (i.e., when a Participant is permitted to pay the exercise price using stock, but is not required physically to deliver a stock certificate; the Participant and attest to the “deemed delivery” of his/her stock certificates), the form of such payment (which may include cash, stock, other Awards or other property . . . .

More recently, the SEC issued similar orders granting: Harris & Harris Group, Inc., MCG Capital Corporation , Main Street Capital Corporation and Triangle Capital Corporation exemptive relief from Section 23(c) of the 1940 Act to permit them to withhold or purchase shares of their common stock from participants under an equity compensation plan to satisfy tax withholding obligations related to vesting restricted stock and option exercises, and the payment of an option exercise price with shares of their common stock. 9

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the SEC permitting comparable arrangements, including the orders issued discussed above, the Applicant respectfully requests that the SEC grant the exemptive relief requested by this Application.

In addition, it is important to highlight that stock withholding provisions and the other provisions contained in the Incentive Plan described in this Application are common features found in the equity compensation plans of many public companies not regulated under the 1940 Act with which the Applicant competes for personnel resources.

D. Request for Relief

Because this Application satisfies the conditions specified in Section 23(c)(3) of the 1940 Act, the Applicant hereby requests that the SEC grant this Application and issue the requested amendment to the Prior Order (the “Amended Order”).

E. Conditions

The Applicant notes that it will continue to be subject to the conditions contained in the Prior Order and that the Amended Order will not violate any conditions contained in the Prior Order. In addition, the Applicant agrees that the Amended Order granting the requested relief will be subject to the following conditions:

1. Shares of the Common Stock used to satisfy tax withholding shall be valued based on the closing price of the Common Stock on the NASDAQ Global Select Market (or any other such exchange on which the Common Stock may be traded in the future) on the date of vesting of the applicable Restricted Shares granted pursuant to the Incentive Plan.

9 See Footnote No. 3 above.

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2. Shares of the Common Stock used to exercise options shall be valued based on the closing price of the Common Stock on the NASDAQ Global Select Market (or any other such exchange on which the Common Stock may be traded in the future) on the date of exercise of the options to purchase shares of the Common Stock granted pursuant to the Incentive Plan.

IV. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Dayl W. Pearson
President and Chief Executive Officer
KCAP Financial, Inc.

295 Madison Avenue, 6th Floor
New York, New York 10017

(212) 455-8300

Please address any questions, and a copy of any communications, concerning this Application and Amended Order to:

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W.

Washington, D.C. 20001

B. Authorizations

The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B. Resolutions, duly adopted by the Company’s Board of Directors and attached to this Application as Exhibit C, have authorized the filing of this Application for the Amended Order sought hereby and the taking of all actions reasonably necessary to obtain the relief requested herein.

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Applicant has caused this Application to be duly signed on its behalf on the 22nd day of September, 2014.

KCAP FINANCIAL, INC.

By:	/s/ Dayl W. Pearson
Name:	Dayl W. Pearson
Title:	President and Chief Executive Officer

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EXHIBIT A

Amended and Restated 2006 Equity Incentive Plan

(as Amended and Restated Effective June 20, 2014)

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KCAP FINANCIAL, INC.

2006 EQUITY INCENTIVE PLAN
As Amended and Restated Effective June 20, 2014

1. PURPOSE AND CERTAIN DEFINED TERMS

The purpose of this 2006 Equity Incentive Plan, as Amended and Restated Effective June 20, 2014 (the “Plan”) is to advance the interests of the Company (as defined below) by providing for the grant to employees and officers of Share-based awards, including without limitation options to acquire Shares (as defined below) and, to the extent permitted by exemptive or other relief that may be granted by the Securities and Exchange Commission (the “Commission”) or its staff, Restricted Shares (as defined below) and options to acquire Restricted Shares (collectively, the “Awards”). At all times during such periods as the Company qualifies or intends to qualify as a “business development company” under the Investment Company Act of 1940, as amended (the “1940 Act”), the terms of the Plan shall be construed so as to conform to the share-based compensation requirements applicable to “business development companies” under the 1940 Act. Any employee or officer selected to receive an Award under the Plan is referred to as a “participant.”

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

“Affiliate” means any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) or Section 414(c) of the Code, except that in determining eligibility for the grant of an Option by reason of service for an Affiliate, Sections 414(b) and 414(c) of the Code shall be applied by substituting “at least 50%” for “at least 80%” under Section 1563(a)(l), (2) and (3) of the Code and Treas. Regs.§ 1.414(c)-2; provided, that to the extent permitted under Section 409A, “at least 20%” shall be used in lieu of “at least 50%”; and further provided, that the lower ownership threshold described in this definition (50% or 20% as the case may be) shall apply only if the same definition of affiliation is used consistently with respect to all compensatory stock options or stock awards (whether under the Plan or another plan). The Company may at any time by amendment provide that different ownership thresholds (consistent with Section 409A) apply. Notwithstanding the foregoing provisions of this definition, except as otherwise determined by the Board, a corporation or other entity shall be treated as an Affiliate only if its employees would be treated as employees of the Company for purposes of the rules promulgated under the Securities Act of 1933, as amended, with respect to the use of Form S-8.

“Board” means, prior to Conversion, the board of managers of the LLC and, at and after Conversion, the board of directors of the Corporation.

“Company” means, prior to Conversion, the board of managers of the LLC and, at and after Conversion, the Corporation.

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“Conversion” means the conversion of the LLC, pursuant to Section 265 of the Delaware General Corporation Law and Section 216 of the Delaware Limited Liability Company Act, to the Corporation.

“Corporation” means KCAP Financial, Inc., a Delaware corporation. The Corporation was formerly known as Kohlberg Capital Corporation.

“Disability” means participant’s inability to perform his or her essential duties, responsibilities and functions of participant’s position with the Company (as determined by the Board in its good faith judgment, consistent with its policies and past practice) as a result of any mental or physical disability or incapacity even with responsible accommodations of such disability or incapacity provided by the Company or if providing such accommodations would be unreasonable.

“LLC” means Kohlberg Capital, LLC, a Delaware limited liability company.

“Non-Employee Director Plan” means the Company’s 2008 Non-Employee Director Plan, as amended from time to time.

“Performance Criteria” or, in the singular, “Performance Criterion,” means specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. For purposes of Awards that are intended to qualify for the performance-based compensation exception under Section 162(m) of the Code, a Performance Criterion will mean an objectively determinable measure of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. A Performance Criterion and any targets with respect thereto determined by the Administrator need not be based upon an increase, a positive or improved result or avoidance of loss. To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m) of the Code, the Board may provide in the case of any A ward intended to qualify for such exception that one or more of the Performance Criteria applicable to such Award will be adjusted in an objectively determinable manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the performance period that affect the applicable Performance Criterion or Criteria.

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“Restricted Shares” means an award of Shares for so long as the Shares remain subject to restrictions requiring that they be forfeited to the Corporation if specified conditions are not satisfied.

“Shares” means, prior to Conversion, the common units of the LLC and, at and after Conversion, the common stock, $.01 par value per share, of the Corporation.

“Shareholders” means, prior to Conversion, the members of the LLC and, at and after Conversion, the shareholders of the Corporation.

2. ADMINISTRATION

The Plan shall be administered by the Board unless and until it delegates administration to a committee as provided herein; provided that a “required majority,” as defined in Section 57(o) of the 1940 Act, must approve each issuance of Awards and Dividend Equivalent Rights in accordance with Section 61(a)(3)(A)(iv) of the 1940 Act. The Board shall have discretionary authority, subject to the express provisions of the Plan, (a) to grant Awards to such Eligible Persons (defined below in Section 5 hereof) as the Board may select; (b) to determine the time or times when Awards shall be granted and the number of Shares subject to each Award; (c) to determine the terms and conditions of each Award; (d) to prescribe the form or forms of any instruments evidencing Awards and any other instruments required under the Plan and to change such forms from time to time; (e) to adopt, amend, and rescind rules and regulations for the administration of the Plan; and (f) to interpret the Plan and to decide any questions and settle all controversies and disputes that may arise in connection with the Plan. Such determinations of the Board shall be conclusive and shall bind all parties. Subject to Section 9 hereof, the Board shall also have the authority, both generally and in particular instances, to waive compliance by a participant with any obligation to be performed by him or her under an Award, to waive any condition or provision of an Award, and to amend or cancel any Award (and if an Award is canceled, to grant a new Award on such terms as the Board shall specify), except that the Board may not take any action with respect to an outstanding Award that would adversely affect the rights of the participant under such Award without such participant’s consent. Nothing in the preceding sentence shall be construed as limiting the power of the Board to make adjustments required by Sections 4 (d) and 6(i) hereof or by applicable law. In the case of any Award intended to be eligible for the performance-based compensation exception under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), the Board will exercise its discretion consistent with qualifying the A ward for that exception.

The Board may, in its discretion, delegate some or all of its powers with respect to the Plan to a committee (the “Committee”), in which event all references (as appropriate) to the Board hereunder shall be deemed to refer to the Committee.

Determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

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3. EFFECTIVE DATE AND TERM OF PLAN

The Board, including a “required majority” as defined in Section 57(o) of the 1940 Act, adopted the Plan on December 11, 2006, and amended and restated the Plan on February 5, 2008, and on June 20, 2014.

No Awards shall be granted under the Plan after February 5, 2018, but Awards previously granted may extend beyond that date.

4. SHARES SUBJECT TO THE PLAN

(a) Number of Shares. Subject to adjustment as provided in Section 4(d), the aggregate number of Shares that may be the subject of Awards granted under the Plan shall be 2,000,000. If an option Award granted under the Plan terminates without having been exercised in full, or upon exercise is satisfied other than by delivery of Shares, or if any Share Award is repurchased by the Company, the number of Shares as to which such Award was not exercised shall be available for future grants.

The maximum number of Shares for which any option .Award may be granted to any person in any calendar year shall be 1,000,000. The maximum number of Shares that may be granted to any person under other Awards (if any and to the extent permitted under the 1940 Act) in any calendar year shall be 500,000. The foregoing provisions will be construed in a manner consistent with Section 162(m) of the Code (if applicable) and Section 61 of the 1940 Act.

(b) Shares to be Delivered. Shares delivered under the Plan shall be authorized but unissued Shares, or if the Board so decides in its sole discretion, previously issued Shares acquired by the Company and held in its treasury. Any Shares acquired by the Company will be acquired in accordance with the 1940 Act, including Section 23 of the 1940 Act. No fractional Shares shall be delivered under the Plan.

(c) Limits on Number of Awards. The combined maximum amount of Restricted Stock that may be issued under the Plan will be 10% of the outstanding Shares on February 5, 2008, plus 10% of the number of Shares issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plan. No one person shall be granted more than 25% of the Restricted Stock reserved for issuance under this Plan. The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any Restricted Shares issued pursuant to the Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all the Company’s outstanding warrants, options and rights issued to the Company’s directors, officers and employees, together with any Restricted Shares issued pursuant to the Plan, would exceed 15% of the outstanding voting securities of the Company, the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any Restricted Shares issued pursuant to the Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

(d) Changes in Shares. In the event of a Share dividend, Share split or combination of Shares, recapitalization, or other change in the Shares, the number and kind of Shares or securities of the Company subject to Awards then outstanding or subsequently granted under the Plan, the exercise price of such Awards, the maximum number of Shares or securities that may be delivered under the Plan, and other relevant provisions shall be appropriately adjusted by the Board, whose determination shall be binding on all persons.

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The Board may also adjust the number of Shares subject to outstanding Awards, the exercise price of outstanding Awards, and the terms of outstanding Awards, to take into consideration material changes in accounting practices or principles, extraordinary dividends, consolidations or mergers (except those described in Section 6(i)), acquisitions or dispositions of securities or property, or any other event if it is determined by the Board that such adjustment is appropriate to avoid distortion in the operation of the Plan; provided, however, that the exercise price of options granted under the Plan will not be adjusted unless the Company receives an exemptive order from the Commission or written confirmation from the staff of the Commission that the Company may do so. References in the Plan to Shares will be construed to include any units, any stock or any other securities resulting from an adjustment pursuant to this Section 4(d).

5. AWARDS; ETC.

Persons eligible to receive Awards under the Plan (“Eligible Persons”) shall be those key employees and officers of the Company and, to the extent permitted by exemptive or other relief that may be granted by the Commission or its staff, employees of wholly-owned consolidated subsidiaries of the Company who, in the opinion of the Board, are in a position to make a significant contribution to the success of the Company and its subsidiaries. A subsidiary for purposes of the Plan shall be a corporation, limited liability company or other entity in which the Company owns, directly or indirectly, equity securities possessing 50% or more of the total combined voting power of all classes of equity securities. Notwithstanding the foregoing, in the case of an Award that is an incentive option, an Eligible Person shall only be those employees of the Company or of a “parent corporation” or “subsidiary corporation” of the Company as those terms are defined in Section 424 of the Code.

In the case of an Award of Restricted Shares (to the extent such Awards are permitted by exemptive relief or other relief that may be granted by the Commission or its staff) that is intended to qualify as performance-based for the purposes of Section 162(m) of the Code, the Plan and such Award will be construed to the maximum extent permitted by law in a manner consistent with qualifying the Award for such exception. With respect to such Awards, the Board will pre-establish, in writing, one or more specific Performance Criteria no later than 90 days after the commencement of the period of service to which the performance relates (or at such earlier time as is required to qualify the Award as performance-based under Section 162(m) of the Code). The Performance Criteria so established shall serve as a condition to either the grant of the Award or the vesting of Shares subject to the Award, as determined by the Board. Prior to grant or vesting, as the case may be, the Board will certify whether the Performance Criteria have been attained and such determination will be final and conclusive. If the Performance Criteria with respect to the Award are not attained, no other Award will be provided in substitution. No Award of Restricted Shares that is intended to qualify as performance-based for the purposes of section 162(m) of the Code may be granted after the first meeting of the Shareholders of the Company held in 2010 until the Performance Criteria have been resubmitted to and reapproved by the Shareholders of the Company in accordance with the requirements of Section 162(m) of the Code, unless such grant is made contingent upon such approval.

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6. TERMS AND CONDITIONS OF A WARDS

(a) Code Section 409A Exemption. Except as the Board otherwise determines, no option shall have deferral features, or shall be administered in a manner, that would cause such option to fail to qualify for exemption from Section 409A of the Code. Any option resulting in a deferral of compensation subject to Section 409A of the Code shall be construed to the maximum extent possible, as determined by the Board, consistent with the requirements of Section 409A of the Code.

(b) Exercise Price of Options. The exercise price of each option shall be determined by the Board. The exercise price of an option will not be less than the current market value of, or if no such market value exists, the current net asset value of, the Shares as determined in good faith by the Board on the date of grant. Current market value shall be the closing price of the Common Stock on the NASDAQ Global Select Market on the date of grant.

(c) Duration of Options. An option shall be exercisable during such period or periods as the Board may specify. The latest date on which an option may be exercised (the “Expiration Date”) shall be the date that is ten years from the date the option was granted or such earlier date as may be specified by the Board at the time the option is granted.

(d) Exercise of Options.

(1)	An option shall vest or become exercisable at such time or times and upon such conditions as the Board shall specify. In the case of an option not immediately exercisable in full, the Board may at any time accelerate the time at which all or any part of the option may be exercised regardless of any adverse or potentially adverse tax consequences resulting from such acceleration.

(2)	Any exercise of an option shall be in writing, signed by the proper person and furnished to the Company, accompanied by (i) such documents as may be required by the Board and (ii) payment in full as specified below in Section 6(e) for the number of Shares for which the option is exercised.

(3)	The Board shall have the right to require that the participant exercising the option remit to the Company an amount sufficient to satisfy any federal, state, or local withholding tax requirements (or make other arrangements satisfactory to the Company with regard to such taxes) arising in connection with the exercise of the option. If permitted by the Board and to the extent permitted under the 1940 Act, either at the time of the grant of the option or in connection with exercise, the participant may elect, at such time and in such manner as the Board may prescribe, to satisfy such withholding obligation by (i) delivering to the Company Shares owned by such individual having a fair market value equal to such withholding obligation, or (ii) requesting that the Company withhold from the Shares to be delivered upon the exercise a number of Shares having a fair market value equal to such withholding obligation.

(4)	If an option is exercised by the executor or administrator of a deceased participant, or by the person or persons to whom the option has been transferred by the participant’s will or the applicable laws of descent and distribution, the Company shall be under no obligation to deliver Shares pursuant to such exercise until the Company is satisfied as to the authority of the person or persons exercising the option.

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(e) Payment for and Delivery of Shares. Shares purchased upon exercise of an option under the Plan shall be paid for as follows: (i) in cash, check acceptable to the Company (determined in accordance with such guidelines as the Board may prescribe), or money order payable to the order of the Company, or (ii) if so permitted by the Board (which, in the case of an incentive option, shall specify such method of payment at the time of grant) and to the extent permitted by the 1940 Act and otherwise legally permissible, (A) by delivery of an unconditional and irrevocable undertaking by a broker to deliver promptly to the Company sufficient funds to pay the exercise price, or (B) by any combination of the permissible forms of payment.

(f) Delivery of Shares. A participant shall not have the rights of a Shareholder with regard to Awards under the Plan except as to Shares actually received by him or her under the Plan.

(g) Dividend Equivalents, Etc. To the extent permitted under the 1940 Act, the Board may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to Shares subject to an Award; provided, however, that such grants must be approved by order of the Commission.

(h) Non transferability of Awards. No option, Share, or other Award may be transferred other than by will or by the laws of descent and . distribution, and during a participant’s lifetime an Award may be exercised only by him or her.

(i) Mergers, etc. To the extent permitted under the 1940 Act and except as otherwise provided in an Award agreement or an employment agreement between the participant and the Company or an Affiliate, the following provisions shall apply in the event of a Covered Transaction (as defined below).

(1)	Subject to subparagraph (2) below, all outstanding Awards requiring exercise will terminate and cease to be exercisable, and all other Awards to the extent not fully vested (including Awards subject to conditions not yet satisfied or determined) will be forfeited, as of the effective time of the Covered Transaction (as defined in subparagraph (3) herein), provided that the Board may in its sole discretion on or prior to the effective date of the Covered Transaction take any (or any combination of) the following actions: (i) make any outstanding option exercisable in full, (ii) remove any performance or other conditions or restrictions on any A ward and (iii) in the event of a Covered Transaction under the terms of which holders of the Shares of the Company will receive upon consummation thereof a payment for each such Share surrendered in the Covered Transaction (whether cash, non-cash or a combination of the foregoing), make or provide for a payment (with respect to some or all of the Awards), to the participant equal in the case of each affected Award to the difference between (A) the fair market value of a Share times the numbers of Shares subject to such outstanding Award (to the extent then exercisable at prices not in excess of the fair market value) and (B) the aggregate exercise price of all Shares subject to such outstanding Award, in each case on such payment terms (which need not be the same as the terms of payment to holders of Shares) and other terms, and subject to such conditions, as the Committee determines; or

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(2)	With respect to an outstanding Award held by a participant who, following the Covered Transaction, will be employed by or otherwise providing services to an entity which is a surviving or acquiring entity in the covered transaction or any affiliate of such an entity, the Board may at or prior to the effective time of the Covered Transaction, in its sole discretion and in lieu of the action described in subparagraph (1) above, arrange to have such surviving or acquiring entity or affiliate assume any Award held by such participant outstanding hereunder or grant a replacement A ward which, in the judgment of the Board is substantially equivalent to any Award being replaced.

(3)	For purposes of this Section 6(i), a “Covered Transaction” is a (i) Share sale, consolidation, merger, or similar transaction or series of related transactions in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding Shares by a single person or entity or by a group of persons and/or entities acting in concert; (ii) a sale or transfer of all or substantially all the Company’s assets, or (iii) a dissolution or liquidation of the Company. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Board), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

(j) No Grants in Contravention of the 1940 Act. At all times during such periods as the Company qualifies or intends to qualify as a “business development company,” no Award may be granted under the Plan if the grant or terms of such Award would cause the Company to violate Section 61 of the 1940 Act (or any other provision of the 1940 Act applicable to “business development companies”), and, if approved for grant, such an Award will be void and of no effect.

(k) Tax Withholding. The delivery of any Shares, or the lifting or lapse of restrictions on any Award, shall be subject to the participant’s satisfaction of all applicable federal, state and local income and employment tax withholding obligations. A participant may satisfy such obligation(s) in whole or in part, by (i) delivering to the Company a check for the amount required to be withheld, or (ii) if permitted under the 1940 Act and as the Board in its sole discretion approves in any specific or general case, having the Company withhold Shares issuable to the participant under the Plan or delivering to the Company already-owned Shares, in either case having a fair market value equal to the amount required to be withheld, as determined by the Company. In addition, to the extent that the Company so chooses, the Company can hold back 100% of the participant’s compensation earned after such obligations arose and such held back amount shall be applied by the Company to satisfy such obligations.

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7. TERMINATION OF EMPLOYMENT

(a) Unless the Board expressly provides otherwise, and except as otherwise provided in an Award agreement or an employment agreement between the participant and the Company or an Affiliate, immediately upon the cessation of the participant’s employment or services an Award requiring exercise will cease to be exercisable and will terminate, and all other Awards to the extent not already vested will be forfeited (and, in the case of an Award of Restricted Shares, such unvested Restricted Shares will be transferred to, and reacquired by, the Company), except that:

(1)	subject to (2) and (3) below, all vested options held by the participant immediately prior the cessation of the participant’s employment, to the extent then exercisable, will remain exercisable for the less of (i) a period of 90 days or (ii) the period ending on the latest date on which such option could have been exercised without regard to this Section 7(a)(l), and will thereupon terminate;

(2)	all vested options held by a participant immediately prior to the participant’s death, to the extent then exercisable, will remain exercisable for the lesser of (i) the 180 day period ending following the participant’s death or (ii) the period ending on the latest date on which such option could have been exercised without regard to this Section 7(a), and will thereupon terminate;

(3)	all options (whether or not vested) held by a participant immediately prior to the cessation of the participant’s employment or “Cause” will immediately terminate; for this purpose “Cause” shall have the same meaning as provided in the employment agreement between the participant and the Company or its Affiliate, provided that if the participant is not a party to any such agreement, “Cause” shall mean the participant’s repeated material failure to perform (other than by reason of Disability), or gross negligence in the performance of, participant’s duties and responsibilities to the Company or any of its Affiliates which failure is not cured within thirty (30) days after written notice of such failure or negligence is delivered to participant; (ii) participant’s material breach of any written employment agreement between participant and the Company or any of its Affiliates which breach is not cured within thirty (30) days after written notice of such breach is delivered to participant; (iii) commission by participant of a felony involving moral turpitude or fraud with respect to the Company or any of its Affiliates; (iv) participant being sanctioned by a federal or state government or agency with violations of federal or state securities laws in any judicial or administrative process or proceeding, or having been found by any court to have committed any such violation; or (v) participant’s failure to comply with (A) any material Company policy, including without limitation, all Company Codes of Ethics, policies, procedures and handbooks, applicable to such participant or (B) any legal or regulatory obligations or requirements of participant, including, without limitation, failure of participant to provide any certifications as may be required by law which is not cured within thirty (30) days after written notice of such violation is delivered to participant. and

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(4)	Except as otherwise provided in an Award, after completion of the 90-day (or 180-day) period, such Awards shall terminate to the extent not previously exercised, expired, or terminated.

No option shall be exercised or surrendered in exchange for a cash payment after the Expiration Date.

(b) In particular but not in limitation of the foregoing, the Board may provide in the case of any Award for post-termination exercise provisions different from those expressly set forth in this Section 7, including without limitation terms allowing a later exercise by a former employee (or, in the case of a former employee who is deceased, the person or persons to whom the Award is transferred by will or the laws of descent and distribution) as to all or any portion of the Award not exercisable immediately prior to termination of employment or other service, but in no case may an A ward be exercised after the Expiration Date.

8. EMPLOYMENT RIGHTS

Neither the adoption of the Plan nor the grant of Awards shall confer upon any participant any right to continue as an employee of the Company, its parent, or any subsidiary or affect in any way the right of the Company, its parent, or a subsidiary to terminate the participant’s relationship at any time. Except as specifically provided by the Board in any particular case, the loss of existing or potential profit in Awards granted under this Plan shall not constitute an element of damages in the event of termination of the relationship of a participant even if the termination is in violation of an obligation of the Company to the participant by contract or otherwise.

9. DISCONTINUANCE, CANCELLATION, AMENDMENT, AND TERMINATION

The Board may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided that, except as otherwise expressly provided in the Plan the Board may not, without the participant’s consent, alter the terms of an Award so as to affect adversely the participant’s rights under the Award, unless the Board expressly reserved the right to do so at the time of the Award. Any amendments to the Plan shall be conditioned upon Shareholder approval only to the extent, if any, such approval is required by law (including the Code), as determined by the Board.

10. LIMITATION OF LIABILITY

Notwithstanding anything to the contrary in the Plan, neither the Company, any subsidiary, nor the Board, nor any person acting on behalf of the Company, any subsidiary, or the Board, shall be liable to any participant or to the estate or beneficiary of any participant or to any other holder of an option by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an option to satisfy the requirements of Section 409 A or by reason of Section 4999 of the Code; provided, that nothing in this Section 10 shall limit the ability of the Board to provide by separate express written agreement with a participant for a gross-up payment or other payment in connection with any such tax or additional tax.

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11. WAIVER OF JURY TRIAL

By accepting an Award under the Plan, each participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.

12. LEGAL CONDITIONS ON DELIVERY OF SHARES

The Company will not be obligated to deliver any Shares pursuant to the Plan or to remove any restriction from Shares previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such Shares have been addressed and resolved; (ii) if the outstanding Shares are at the time of delivery listed on any stock exchange or national market system, the Shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Shares has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act. The Company may require that certificates evidencing Shares issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Shares, and the Company may hold the certificates pending lapse of the applicable restrictions.

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EXHIBIT B

Verification Required by Rule 0-2(d)

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STATE OF NEW YORK

CITY OF NEW YORK

The undersigned states that he has duly executed the attached Application for an Amended Order Pursuant to Section 6(c) of the Investment Company Act of 1940 Granting an Exemption from Section 23(c) of the 1940 Act dated September 22, 2014, for and on behalf of KCAP Financial, Inc.; that he is the President and Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Dayl W. Pearson
Name:	Dayl W. Pearson
Title:	President and Chief Executive Officer of KCAP Financial, Inc.
Date:	September 22, 2014

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EXHIBIT C

Resolutions of the Applicant’s Board of Directors

WHEREAS, the Board of Directors (the “Board”) of KCAP Financial, Inc., a Delaware corporation (the “Company”), and the Company’s stockholders have approved the KCAP Financial, Inc. Amended and Restated 2006 Equity Incentive Plan, as Amended and Restated Effective June 20, 2014 (the “Plan”) to provide a means through which the Company may attract and retain key employees; and

WHEREAS, certain actions by the Company under the Plan, including, without limitation, allowing the withholding for applicable taxes or payment for the delivery or vesting of certain equity related awards under the Plan with shares previously owned by or being delivered to or vesting in an employee of the Company, may be prohibited by certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) and therefore may require exemptive relief under such provisions of the 1940 Act from the Securities and Exchange Commission (the “Commission”); and

WHEREAS, the Board believes that it is in the best interests of the Company and its stockholders that the Company seek exemptive relief from the Commission related to the above described actions under the Plan.

NOW, THEREFORE BE IT RESOLVED, that the executive officers of the Company shall be, and each of them individually hereby is, authorized to execute, and take all related actions, in the name of the Company and to file with the Commission an application for an Order of the Commission granting exemption from certain applicable provisions of the 1940 Act, and any amendments deemed necessary or appropriate thereto (the “Exemptive Application”), substantially in the form as has been submitted to and considered by each member of the Board, with such changes therein as the executive officers of the Company executing the same may consider advisable or necessary, and any related documents, including but not limited to requests for no-action relief or interpretive positions under the Securities Act of 1933, as amended, the Securities Exchange Act or 1934, as amended, the 1940 Act, or any other applicable federal or state securities law; and

FURTHER RESOLVED, that the executive officers of the Company shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Exemptive Application and any amendments thereto as such executive officers of the Company in their discretion deem necessary or advisable; and

FURTHER RESOLVED, that all actions taken prior to the adoption of these resolutions by any executive officer in connection with the matters referred to herein that would have been within the authority conferred hereby had these resolutions, predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects; and

FURTHER RESOLVED, that the executive officers of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the executive officers of the Company may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

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FURTHER RESOLVED, that in every instance in the foregoing resolutions where an executive officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and

FURTHER RESOLVED, that in each and every instance in the foregoing resolutions when the executive officers of the Company are authorized, empowered and/or directed to take actions and/or to execute and deliver documents, then such authorization, empowerment and direction shall extend to each executive officer individually and singly with full authority to act without the other executive officers.

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